Exhibit 99.1

Rosetta Genomics Reports First Quarter Financial Results, Announces Sale of
Parkway Clinical Laboratories

Conference Call Begins at 10:30 a.m. Eastern Time Today

PHILADELPHIA and REHOVOT, Israel (May 21, 2009) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), an innovative molecular diagnostic company leveraging microRNAs as biomarkers, reports consolidated financial results for the three months ended March 31, 2009.  Highlights of the first quarter of 2009 and recent weeks include:

•	Making progress in developing our colon cancer screening test
•	Having multiple presentations and posters at the American Academy of Cancer Research, including an oral presentation on the feasibility of a serum-based microRNA colon cancer screen
•	Entering into an exclusive U.S. distribution agreement with Prometheus Laboratories for our first three cancer diagnostic tests, miRview™ mets, miRview™ squamous and miRview™ meso
•	Raising $8.0 million from the sale of 2.0 million ordinary shares to Prometheus
•	Publishing by us and our collaborators of confirming data on the miRview squamous test for lung cancer in the Journal of Clinical Oncology
•	Selling Parkway Clinical Laboratories for a purchase price of up to $2.5 million payable over a period of six years based on revenues

Management Commentary

“The first quarter of 2009 was a highly productive period for Rosetta Genomics, in particular because various actions we took are allowing us to turn our attention almost exclusively to the development of a colon cancer screening test,” said Amir Avniel, president and chief executive officer of Rosetta Genomics.  “With a target market of more than 90 million people over the age of 50 in the U.S., we believe that a non-invasive, serum-based colon cancer screening test, if successful, will provide a game-changing method for diagnosis of this disease, which is eminently treatable when caught early.  We are working to finalize the proprietary biomarkers that will be used in the test, a process that is expected to be completed by the end of June.

“We were very pleased to give an oral presentation at this year’s American Academy of Cancer Research on the feasibility of a serum-based microRNA colon cancer screen.  We look forward to publishing data in peer-reviewed journals and to the validation of our results by the scientific community.  If we can successfully develop this test, we believe we remain on track to have this product ready for commercialization by the end of 2009 or early in 2010,” he added.

“We took a number of steps during the quarter and recent weeks that have allowed Rosetta the time and money to work so intently on the colon cancer screen,” Mr. Avniel continued.  “We entered into an exclusive U.S. licensing and distribution agreement with Prometheus Laboratories for our first three cancer diagnostic tests.  In conjunction with this agreement, we raised $8.0 million from the sale of 2.0 million ordinary shares.  This provides Rosetta with funding for the colon cancer test, while allowing our research staff to turn their attentions to developing the test more rapidly.

“We are also announcing today the sale in a management buy-out of Parkway Clinical Laboratories for $2.5 million, to be paid as a fixed percentage of revenues over six years.  Parkway's main business is drugs of abuse and pre-employment drug testing, and as such, is not part of Rosetta’s core business.  However, with its CLIA certification Parkway helped facilitate Rosetta Genomics Laboratories, or RGL, in obtaining CLIA certification.  We will continue to perform our microRNA tests at RGL.”

Financial Overview

Revenues for the first quarter of 2009 were $654,000 mainly related to Parkway.
Operating loss for the first quarter of 2009 was $3.7 million (including a non-cash expense of $277,000 related to stock-based compensation), compared with an operating loss of $3.7 million (including a non-cash expense of $191,000 related to stock-based compensation) for the corresponding quarter of 2008.

Research and development expenses were $1.7 million for the first quarter of 2009 compared to $2.4 million for the first quarter of 2008, and remain the Company’s largest expense accounting for 45% of 2009 first quarter operating expenses.

On a non-GAAP basis, excluding stock-compensation expense, the net loss for the 2009 first quarter was $3.3 million, or $0.27 per ordinary share. This compares with the comparable figures for the 2008 first quarter of $3.7 million, or $0.31 per ordinary share.  On a GAAP basis, the net loss for the 2009 first quarter was $3.6 million, or $0.30 per ordinary share.  This compares with the GAAP net loss for the 2007 first quarter of  $3.9 million, or $0.33 per ordinary share.

As of March 31, 2009 the Company had $13.1 million in cash, cash equivalents, short- and long-term bank deposits and marketable securities.  This does not include the $8.0 million in gross proceeds we received from the sale of 2 million ordinary shares to Prometheus in April.

Details reconciling non-GAAP amounts with GAAP amounts including specified items are provided in the table attached.

2009 Financial Guidance

The Company expects its cash burn from operations for 2009 to be approximately $10 million, exclusive of the potential beneficial impact from any new distribution partnerships.

Conference Call Information

Rosetta Genomics will host a conference call beginning at 10:30 a.m. Eastern time today to discuss first quarter activities and recent corporate developments.  To access the live conference call, U.S. and Canadian participants may dial (866) 239-5859; international participants may dial (702) 495-1867. To access the 24-hour audio replay, U.S. and Canadian participants may dial (800) 642-1687; international participants may dial (706) 645-9291. The access code for the replay is 98932033. The replay will be available until May 23, 2009.

A live audio webcast of the call will also be available on the "Investors" section of the Company's website www.rosettagenomics.com.  An archived webcast will be available on the Company's website approximately two hours after the event, and will be archived for 30 days thereafter.

About Rosetta Genomics

Rosetta Genomics is a leading molecular diagnostics company developing and commercializing molecular diagnostic products based on its proprietary microRNAs. Rosetta Genomics is working to develop early detection cancer screening products, including a colon cancer screening test. Rosetta performs its commercial molecular diagnostics tests at Rosetta Genomics Laboratories in Philadelphia.

About MicroRNA

MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics.  Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases.  In addition, microRNAs have been shown to have different expression in various pathological conditions.  As a result, these differences may provide for a novel diagnostic and therapeutic strategy for many diseases.

Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the development of early detection cancer screening products, including Rosetta’s ability to successfully develop and commercialize a non-invasive colon cancer screening test by late 2009 or early 2010, if at all,  and the sufficiency of Rosetta’s cash resources, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed under “Key Information - Risk Factors” in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law. Rosetta cannot guarantee that the performance suggested by data we released during the development process of a non-invasive colon cancer screening test will be identical to the performance of any test that we may successfully commercialize.

Use of Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures.  A “non-GAAP financial measure” refers to a numerical measure of historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the financial statements.  In this release, Rosetta provides non-GAAP net loss and non-GAAP net loss per share data as additional information relating to its operating results.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for net loss or net loss per share prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G promulgated by the SEC, the Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release and related conference call or webcast to the most directly comparable financial measure prepared in accordance with GAAP. This reconciliation is presented in a table below under the heading “Reconciliation of GAAP to Non-GAAP Consolidated Statement of Operation.” Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures.

Management uses these non-GAAP measures for internal reporting and forecasting purposes.  The Company has provided these non-GAAP financial measures in addition to GAAP financial results because it believes that these non-GAAP financial measures provide useful information to certain investors and financial analysts for comparison across accounting periods not influenced by certain non-cash items that are not used by management when evaluating the Company's historical and prospective financial performance.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Kim Sutton Golodetz
(646) 509-1893	(212) 838-3777
investors@rosettagenomics.com	kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three Months ended March 31,
	2008	2007	2009	2008
			Unaudited

Revenues	$1,511	-	$654	$-

Cost Of Revenue	774	-	552	-

Gross Profit	737	-	102	-

Operating expenses:
Research and development, net	$8,705	$6,400	$1,685	$2,389
Marketing and business development	2,368	1,742	986	511
General and administrative	3,703	2,903	1,085	829
Goodwill Impairment	850	-	-	-
Total operating expenses	15,626	11,045	3,756	3,729

Operating loss	14,889	11,045	3,654	3,729
Financial expenses (income), net	(5,449)	3,616	(12)	149
Loss before taxes on income	$9,440	$14,661	$3,642	$3,878
Taxes on income	23	-	(23)	-

Net loss	9,463	14,661	3,619	3,878

Basic and diluted net loss per Ordinary share	$0.79	$1.32	$0.30	$0.33
Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	12,038,295	$11,142,149	12,172,295	11,920,401

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENT OF OPERATION:

	Three Months ended March 31,
	2009	2008

GAAP net loss as reported	$3,619	$3,878
NON-GAAP Adjustment:
Expenses reported for stock-based compensation
Research and development, net	(76)	(56)
Marketing and business development	(103)	(50)
General and administrative	(98)	(85)

Goodwill Impairment	-	-
Impairments of investments in marketable securities
Financial expenses (income), net	-	-
Total Adjustment	(277)	(191)

NON-GAAP net loss	3,342	3,687

NON-GAAP Basic net loss (income) per Ordinary share	$0.27	$0.31

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2009	2008
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,710	$14,454
Short-term bank deposits	1,920	840
Marketable securities	425	426
Trade receivables	471	502
Other accounts receivable and prepaid expenses	704	335
Total current assets	14,230	16,557
SEVERANCE PAY FUND	107	131
PROPERTY AND EQUIPMENT, NET	1,277	1,301
GOODWILL	1,905	1,905
INTANGIBLE ASSETS	204	251
Total assets	$17,723	$20,145
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of capital lease and of long-term loan	$69	$81
Trade payables	1,378	1,030
Other accounts payable and accruals	1,304	1,387
Total current liabilities	2,751	2,498
LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	37	49
Convertible loan	1,500	750
Deferred revenue	228	228
Accrued severance pay	451	520
Total Long-term Liabilities	2,216	1,547
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital:	34	34
Additional paid-in capital	61,295	61,018
Other comprehensive income	1	3
Deficit accumulated during the development stage	(48,574)	(44,955)
Total shareholders’ equity	12,756	16,100

Total liabilities and shareholders’ equity	$17,723	$20,145